Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

1 February 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
Form 6-K
Filed August 8, 2012
File No. 001-10306

Thank you for your letter of 7 January 2013.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.  RBS NV’ refers to RBS Holdings N.V. and’ RBS plc’ to The Royal Bank of Scotland plc.

Form 20-F for the fiscal year ended December 31, 2011

Governance report, page 208

Compliance report – Disclosure controls and procedures, page 254

1.
You disclose that the evaluation of your disclosure controls and procedures has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2011, your disclosure controls and procedures were adequate and effective. Please confirm to us that, as of December 31, 2011, the Group Chief Executive and Group Finance Director independently concluded that your disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective. Further, revise your disclosure in future filings to include the conclusions of your Group Chief Executive and Group Finance Director without implying that the Board has instructed or otherwise influenced those officers to make such conclusions.

We confirm that, as of December 31, 2011, the Group Chief Executive and Group Finance Director of the Group independently concluded that the

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disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective.

In future filings, we will revise the disclosure to read as follows:

Management, including our Chief Executive Officer and our Group Finance Director, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)).  Based on this evaluation, our Chief Executive Officer and our Group Finance Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.”

2.
You state that your disclosure controls and procedures were adequate and effective “and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to [the Group Chief Executive and Group Finance Director] by others within those entities.” However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please revise your disclosure in future filings to comply with the requirements of Rule 13a-15.

Please see our response to Comment 1 above.

Financial statements, page 264

Note 22. Accruals, deferred income and other liabilities, page 336

3.
Your tabular disclosure of provisions for liabilities presents two distinct classes of provisions: Payment Protection Insurance and Other. We also acknowledge your response to prior comment 13 from our letter dated August 10, 2011, in which you state that the provision related to litigation and claims (which is included within Other provisions) was only £300 million as of December 31, 2010. We note from your disclosure here that as of December 31, 2011, Other provisions has risen to £566 million. We also note the disclosure on page 57 of your Form 6-K furnished November 2, 2012, which states that you recorded an additional £175 million in the second and third quarters (combined) 2012 to cover customer redress in relation to a technology incident that occurred in June 2012. Finally, we also note from your disclosure on page 90 of your current Form 20-F that you are party to the ongoing LIBOR investigation, as well as other litigation and legal proceedings, which could have a material impact on your financial statements and results. Given the increased activity in this class as well as the increased global market focus on litigation and claims within the financial services industry, we believe it is appropriate and relevant to provide clear and transparent disclosure related to the impact, or potential impact, of these matters, including what has been recorded and reflected in your current financial information. Accordingly, please address the following regarding this disclosure:

•
Tell us how you concluded this level of aggregation met the criteria in paragraph 87 of IAS 37. In this regard, tell us how you concluded that claims and litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and uncertainties related to them as compared to property and other provisions.

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•
To the extent that you conclude that claims and litigation should be its own class of provisions, or multiple classes of provisions, please also expand your disclosure to link the information in your rollforward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

At 31 December 2011, other provisions were not material (£566m).  However, in the light of developments during 2012, we will, in future filings disclose separately: property-related provisions, provisions for litigation, provisions for regulatory settlements and any other material classes of provision together with narrative disclosures required by paragraph 85 of IAS 37.

Note 32. Memorandum items, page 359

Other investigations, page 367

4.
We note your response to prior comment 12 from our letter dated September 27, 2012, including your statement that you will provide additional information regarding non-confidential improvements to the extent consistent with your obligation not to disclose confidential supervisory information. Please note that where such agreements are publicly available, as in the case of a formal cease and desist order, clear and transparent disclosure of the measures identified in the order as well your progress in meeting those measures is required. Therefore, please confirm that you will revise your future filings to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements. Please provide your proposed disclosure as part of your response. In addition, where a financial institution has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances the institution may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a public registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that, to the extent you have any such agreements in the future, your future filings will clearly disclose the impact of complying with any such agreements or understandings where material.

In future filings, the Group will disclose the impact of complying with any agreements or understandings with bank regulators, to the extent material, in a manner consistent with its obligations to the applicable regulators, including its obligation not to disclose confidential supervisory information.

We will include the following disclosure in respect of the Cease and Desist Order:

On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. In the Order, the Group agreed to create the following written plans or programmes: (1) a plan to strengthen board and senior management oversight of the corporate governance, management, risk

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management, and operations of the Group’s US operations on an enterprise-wide and business line basis, (2) an enterprise-wide risk management programme for the Group’s US operations, (3) a plan to oversee compliance by the Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance, (4) a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis, (5) a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve, (6) a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and (7) a plan designed to enhance the US Branches’ compliance with OFAC requirements.  The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme.  The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order.  The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above.  In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's US operations.  The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations.  Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

There are currently no other such agreements which are material that have not previously been disclosed.

Note 43. Consolidating financial information, page 379

5.
Please revise your condensed consolidating financial information in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

The condensed consolidating financial information presented in the Group’s recast Form 20-F (filed 10 August 2012) and second 6-K for the half year to 30 June 2012 (filed 31 August 2012) included a total for comprehensive income made up of two separate statements.  In future filings the income statement and the statement of other comprehensive income will form two separate but consecutive statements.

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Additional information, page 385

Financial summary, page 386

Renegotiated loans, page 391

6.
We note that your statement in footnote (1) to the table of Renegotiated loans refers to “restructured” loan data. However, the information presented in your table appears to include information related to only “renegotiated” loans, which are a subset of restructured loans. Please tell us and revise future filings to clarify this apparent discrepancy in terminology.

In future filings, we will no longer use the term ‘restructured loans’ and we will revise our use of the terms ‘renegotiated loans’ and ‘forbearance’.  We will amend the definitions in the glossary accordingly.  We will include the following disclosure:

Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration.  Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

Consequently we will revise the narrative introducing the table on page 391 as follows:

The table below shows loans whose terms were renegotiated during the year that are unimpaired: either the loan was performing both before and after renegotiation or it was non-performing before renegotiation and subsequently transferred to the performing book.  Renegotiated loans with impairment provisions continue to be reported as impaired loans.

7.
In footnote (1) to the table of Renegotiated loans you indicate that the loan data includes only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million. Please tell us how you considered the extent to which a significant amount of loans that have been restructured may be omitted from your disclosure based on individual thresholds established at the division level. Tell us how you considered whether failing to properly characterize such loans as restructured loans would prevent you from capturing the true inherent credit risk of these restructured loans.

Collection of the entire population of renegotiations during the year in the Group’s wholesale portfolios is not feasible: the data are not held on the Group’s IT systems and have, therefore, to be gathered on a case-by case basis.  The Group therefore adopted monetary thresholds by individual portfolio for this disclosure taking into account the number and size of loans in the portfolio and the resulting coverage the threshold gave.  As disclosed on page 96 of the Group’s 2011 20-F, the resulting population captures 71% of the wholesale portfolio that is either on Watchlist or under the management of the Global Restructuring Group.

The Group currently collects data on loans renegotiated in the wholesale portfolio for financial statement disclosure and internal management information

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purposes.  However, the credit risk of the entire population of wholesale loans that have been renegotiated due to a customer’s financial difficulty is captured through the Group’s loan provisioning procedures.  Such renegotiations take place in the Group’s Watchlist portfolios.  The renegotiation of a loan in the performing book (Watchlist amber and Watchlist red) will be taken into account in the credit grading assigned to the loan and thus reflected in the Group’s latent loss provision.  For impaired loans, the provision assessment takes into account the impact on expected cash flows of any renegotiation.

8.
We note that your renegotiated loans have increased significantly over the last few years. Given the continued deterioration in the global macroeconomic environment and the fact that, as you disclose, the global environment outlook continues to remain challenging, we believe the area of renegotiated and restructured loans is one in which you could provide more clear and transparent disclosure for readers. Please revise future filings to disclose the reason(s) for this significant increase, including your expectation related to additional restructurings in future periods. Please also consider disclosing your various modification or restructuring programs, including the specific terms and features of each program (i.e. modification of interest rate, principal amounts, interest due, redefault rates, etc.).

We will include the following in future filings below the tables on page 96 of the Group’s 2011 20-F:

Renegotiations completed during 2012, subject to thresholds as explained above, were £xxxm (2011 - £8.6 billion).  The volume of renegotiations continues at a high level as difficult economic conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management.  Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £xx.x billion (31 December 2011 £14.7 billion) were in the process of being renegotiated but had not yet reached legal completion.  The principal types of arrangements being offered include: variation in margin; payment holidays and loan rescheduling; and, forgiveness of all or part of the outstanding debt.

The Group’s wholesale renegotiation programmes are described on page 95 of its 2011 20-F.

Risk elements in lending, page 392

9.
We note from your Renegotiated loans disclosure on page 391 that restructured loans for which an impairment provision is required continue to be reported as impaired loans. We also note your disclosure here that states impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Please clarify for us what is meant by your statement in the second half of this sentence that “the entire portfolio is included in impaired loans.”

The statement ‘the entire portfolio is included in impaired loans’ relates only to portfolios of impaired loans that are collectively assessed.  In such portfolios, all loans have an impairment provision reflecting the loss given default rates for that portfolio. The entire portfolio is thus considered impaired and classified as such.

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Further, please also address the following regarding your restructured loans included within impaired loans:

•	Revise future filings to separately disclose, either within your tabular disclosure or in a footnote to the table, the amount of restructured loans included for each period.

We will revise future filings to disclose separately in a footnote the amount of loans renegotiated during the year included in the table.  Prior period data are not readily available.

•	Clarify whether restructured loans are ever removed from impaired loans after a period of time, and the circumstances under which that would happen. Revise future filings to disclose this information.

In future filings we will include the following commentary:

Wholesale portfolio - the transfer of renegotiated corporate loans from impaired to performing status follows assessment by relationship managers in the Global Restructuring Group.  When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off against the loan and the balance of the loan returned to performing status.

Retail portfolio - only renegotiated retail loans for which capitalisation of arrears has been agreed can qualify for return to the performing book.  Transfer of such loans takes place once the customer has met the revised payment terms for at least six months and is expected to continue to do so.

•	Revise future filings to disclose whether you restructure loans more than once. On a similar note, please disclose whether you renegotiate or otherwise modify loans more than once.

In future filings we will include the following:

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.  Where renegotiation is no longer viable, the Group will consider other options such as the enforcement of security and or insolvency proceedings.

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•
Tell us, and revise future filings as appropriate, whether you consider restructured loans as a separate risk pool when determining the amount of collective retail impairments for loan losses. Please refer to AG87 and AG88 of IAS 39.

In future filings we will include the following:

Wholesale portfolio – wholesale renegotiations are predominantly individually assessed and are not, therefore, segregated into a separate risk pool.

Retail portfolio - the majority of retail forbearance takes place in the performing book and, for the purposes of latent loss provisions, these constitute a separate risk pool.  In the non-performing book, assets are grouped into homogenous portfolios sharing similar credit characteristics according to the asset type.  Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement.  Forbearance loans do not form a separate risk pool; they contribute to the collective assessment in line with the rest of the non-performing portfolio.

Glossary of terms, page 440

10.
We note your definition on page 446 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on page 391, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

As explained in answer to comment 6 above, we will revise our use of the term ‘renegotiated loans’ in future filings and amend the definition in the glossary accordingly.  We will no longer include a definition of ‘restructured loans’.

Form 6-K filed August 8, 2012

Condensed Consolidated Interim Financial Statements, page 69

Note 18. Related party transactions, page 129

11.	We note your response to prior comment 18 from our letter dated September 27, 2012. Please confirm that you will include the information provided in your response in future filings.

We confirm that we will provide this information in future filings.

Following Celia Soehner’s call with Richard Solomon, we confirm that we will include in future filings the material provided in our response to comment 2 of your letter of 27 September 2012.

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In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

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